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                                              FILED BY: D&E COMMUNICATIONS, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                    SUBJECT COMPANY: CONESTOGA ENTERPRISES, INC.
                                                   (COMMISSION FILE NO. 0-24064)


Q&A D&E/CONESTOGA TRANSITION
MARCH 8, 2002


This list of questions and answers was prepared to respond to the many inquiries we received after Transition Update #1 was distributed. Our thanks to all the employees who shared their questions with us. We will continue to prepare and publish Q&A lists as new questions come up. Please be patient, since we are not able to answer all questions immediately during this complex integration process. The Transition Team is working on a lot of details, and we will share information as it becomes available.

EMPLOYMENT DECISIONS

Q) WHEN WILL WE FIND OUT WHAT OUR ROLE WILL BE IN THE NEW COMPANY AND IF WE HAVE A JOB?

A) This depends on the numerous approvals that are required for the transaction to take place. At this point, we expect to notify employees of their roles in the new organization by April 29.

Here's the process we will go through to reach that point. The Transition Team expects to announce shortly a process to look for positions within the combined company where there is job function overlap. When the positions have been thoroughly evaluated, some individuals will be interviewed, so that it can be determined who will be doing which job functions. Many individuals will not be required to interview for a position.

As we go through the transition process, we are looking for the best people from BOTH D&E and CEI to fill the jobs in the new company. In fact, we have interviewed candidates from both companies for senior management roles announced in January, and will continue to do so with positions across the board. When employment decisions are complete, each employee will be in one of three classifications:

     -    Those who are offered jobs in the combined company,
     - Those who are offered transitional or temporary roles for a defined period during the integration,
     -    Those whose jobs will end on the closing date.

Q) IS THERE SOME TYPE OF STAY BONUS PLANNED?

A) Stay bonuses will be planned for transition employees.

Q) HOW MUCH NOTICE WILL PEOPLE BE GIVEN IF THEY WILL BE LAID OFF?

A) Based on what we know today, we expect people will receive a minimum of 3 weeks advance notice before their term of employment will end.
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Q) WILL THERE BE SEVERANCE PACKAGES?

A) Those people whose jobs are eliminated will receive a severance package. The severance benefit is a minimum of 2 weeks' salary, with an additional one week for each full year of service, with a maximum of 26 weeks' salary.

Q) IS IT TRUE THAT NO ADDITIONAL LAYOFFS WILL OCCUR BEFORE THE TRANSACTION
CLOSES?

A) There are no layoffs planned prior to the close of the transaction. However, as is always the case in any business, employees who do not fulfill their job responsibilities are subject to termination with cause.

Q) WILL THOSE BEING LAID OFF BE OFFERED OTHER OPPORTUNITIES WITHIN THE COMPANY?

A) Employees can apply for other existing job openings in the company and will be considered based on their qualifications for that position.

Q) WILL EARLY RETIREMENT PACKAGES BE OFFERED?

A) No. Early retirement plans are not being considered at either company.

Q) WHAT SERVICES WILL BE OFFERED TO EMPLOYEES WHO WILL NOT HAVE JOBS IN THE NEW ORGANIZATION?

A) Extension of EAP benefits, career counseling, resume writing, and training will be offered to ALL employees who lose their jobs.

CORPORATE MISSION/DIRECTION

Q) I'M CONFUSED ABOUT WHERE D&E IS HEADED. CAN WE GET A BETTER UNDERSTANDING OF THAT?

A) The strategic mission of the proposed new company is to create a LEADING REGIONAL INTEGRATED COMMUNICATIONS PROVIDER. Let's break that down to see what it tells us about how to do our jobs:

LEADING: D&E must strive to provide products and services that are clearly a notch above those of our competitors. Whenever you begin any job, ask yourself: if I were the customer, what would I expect? Then make it your goal to do even more.

REGIONAL: D&E's goal is to offer this high-quality service in a growing area. This is accomplished in two ways: through our own expansion, such as offering CLEC and DSL products in the Harrisburg area, and through the acquisition of compatible, quality-conscious companies like Conestoga.

INTEGRATED COMMUNICATIONS PROVIDER: D&E wants to offer solutions to meet all the communications needs of its residential and business customers. This includes installing voice and data systems, networking them, providing local,
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long-distance and Internet access to connect people to the outside world, and offering training and customized e-business applications that help our customers operate their own businesses more efficiently. It also means preparing for the convergence of voice and data, offering one platform, one product and one technology.

THE BOTTOM LINE: We want more people, in a broader area, to think of D&E Communications as their first choice for top-quality communication services. That's an aggressive goal, but we are confident that we can achieve it, with everyone working together!

If you'd like to understand more about this, check out the D&E website at www.decommunications.com and click the heading that reads: "click here to view the D&E/Conestoga conference call PowerPoint presentation." This will bring up all the public information released to date.

Q) WHY ISN'T THE NEW COMPANY BEING CALLED D&E COMMUNICATIONS, INC., ACROSS THE BOARD?

A) D&E Communications, Inc., will be the overall holding company after the merger is complete. Conestoga Telephone Company and Buffalo Valley Telephone Company are strong brand names in their areas, and we don't want to lose the benefits of the excellent reputations they've developed. In some areas, however, such as some of our competitive markets, the name D&E may be used to leverage its reputation and further develop that brand.

Q) WHERE WILL THE CORPORATE HEADQUARTERS BE LOCATED AFTER THE MERGER TAKES
PLACE?

A) The corporate headquarters will be where it is currently located, at 124 E. Main Street in Ephrata.

Q) WHAT'S THE DIFFERENCE BETWEEN A MERGER AND AN ACQUISITION?

From an employee and an operational standpoint, we are using the terms interchangeably.

Q) WHY DID WE HIRE ANDERSEN?

A) Due to the scale of this transaction, we realized that we needed to tap Andersen's experience in other mergers to help us build a road map to achieve success. Andersen has both a consulting arm and an accounting arm. We have contracted with their consulting arm.
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COMMUNICATION PROCESS

Q) WHO IS A RELIABLE SOURCE TO GO TO WITH QUESTIONS IN ORDER TO RECEIVE AN HONEST ANSWER?

A) You have several means by which to have your questions answered. The "official written communications" for this transition period will be Transition Updates and "Transition Q&A's" which are being coordinated by the Transition Steering Committee. D&E CEO Bill Ruhl, and the management teams of both companies and their colleagues assure you that HONESTY and OPENNESS are of paramount importance at all times. For this reason we are communicating frequently and as extensively as possible during this transition process. We intend to continue to do so up to and after the merger transaction takes place in the 2nd Quarter.

Please either email questions to aanderson@decommunications.com or send questions to the "Integration Feedback" mailbox (through GroupWise. If you do not know how to use the mailbox, contact the D&E help desk at 717-738-8647) or send your questions to Sandy Frantz at safrantz@ceni.com.

Q) HOW CAN EMPLOYEES HELP BOOST MORALE?

A) Now that's the spirit! Good morale is critical to a successful transition and a new company. Each employee can play a very important role in this aspect of the changing workforce.

The most important thing to remember is to keep your eye on the customer. If we don't have satisfied customers, we will not succeed in business.

Another important thing to do is be open to change. You have a job to do; and if you do it well the company will move ahead. We all need to focus on our particular job and the importance of that job in relation to the mission of the company today and in the future. Share ideas, ask questions, communicate concerns, be a part of the team. This is a team effort and you are part of the team.

PRODUCTS & SERVICES

Q) ARE THERE ANY PRODUCTS/SERVICES THAT CEI OFFERS THAT CAN BE LEVERAGED INTO THE NEW COMPANY?

A) Great question! Yes, there are many opportunities to combine the full line of products that both companies offer. We're looking to maximize those service and product offerings in a much larger geographic footprint in order to keep with the ICP mission. For instance, CEI offers a broader range of long distance services, which may be offered to D&E's current customers. Conversely, some of D&E's Networks offerings may be marketed to CEI's many large business customers.
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Q) WILL ODYSSEY BE CHANGED TO JAZZD IN BOTH CONESTOGA AND BUFFALO VALLEY'S
FOOTPRINTS? WILL WE MARKET DIAL-UP, DSL, T-1S TO ALL THEIR CUSTOMERS?

A) It is likely that Odyssey will be replaced with the Jazzd branding strategy. The remainder of these service questions are still under consideration.

Q) WHO WILL RUN CONESTOGA WIRELESS WHEN D&E TAKES OVER?

A) The same management team that is in place at this time.

Q) WILL D&E'S MANAGEMENT PERSONNEL JOIN THE WIRELESS STAFF AT CEI?

A) No.

Q) WILL THE "REPORT TO" STRUCTURE CHANGE IN BOYERTOWN?

A) No.

Q) WILL THE CALL CENTER HOURS CHANGE IN BOYERTOWN?

A) There is no anticipated change in call center hours unless the current CWC management makes that decision.

PAYROLL/BENEFITS

Q) ARE SALARY INCREASES STILL PLANNED FOR MARCH?

A) Yes, at both companies.

Q) FOR 2002, WILL EBITDA BE A COMBINED MEASUREMENT OR WILL D&E AND CONESTOGA HAVE SEPARATE EBITDA TARGETS?

A) Each company will have its own separate EBITDA target until the close of the transaction. The details of targets after the close are still being evaluated.

QUESTIONS TO BE ANSWERED

AT THIS TIME, WE DO NOT HAVE ANSWERS TO THE FOLLOWING QUESTIONS. THEY ARE AMONG THE SUBJECTS BEING EVALUATED BY THE TRANSITION TEAM. WE WILL ADDRESS THESE QUESTIONS AS SOON AS MORE INFORMATION IS AVAILABLE.

Will CEI continue to outsource work after the merger?

Will Lawson or Oracle be the information technology system of choice?

Will our employee wireless phone and/or landline phone plans change or continue as they are today?

Will work hours change at either company?
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   D&E AND CONESTOGA FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A
 PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 2002. THIS REGISTRATION STATEMENT HAS NOT YET BECOME
    EFFECTIVE AND MAY BE CHANGED. AMENDMENTS TO THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS, WILL ALSO BE FILED WITH THE COMMISSION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY
  OF SUCH DOCUMENTS AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE DOCUMENTS FILED WITH THE COMMISSION BY D&E AND CONESTOGA MAY ALSO BE OBTAINED FOR FREE
     FROM D&E BY DIRECTING A REQUEST TO D&E, 124 EAST MAIN STREET, EPHRATA, PENNSYLVANIA 17522, ATTN: INVESTOR RELATIONS. CERTAIN OF THESE DOCUMENTS MAY
ALSO BE ACCESSED ON D&E'S WEB SITE AT WWW.DECOMMUNICATIONS.COM WHEN THEY BECOME
     AVAILABLE. THE REGISTRATION STATEMENT AND, WHEN THEY BECOME AVAILABLE,
      AMENDMENTS TO THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY,
                  BECAUSE THEY CONTAIN IMPORTANT INFORMATION.